Exhibit 99.1

GAP INC. REPORTS MAY SALES DOWN 8 PERCENT; COMPARABLE STORE SALES DOWN 14 PERCENT

SAN FRANCISCO - June 5, 2008 - Gap Inc. (NYSE: GPS) today reported net sales of $1.09 billion for the four-week period ended May 31, 2008, which is a decrease of 8 percent as compared with net sales of $1.19 billion for the same period ended June 2, 2007. The company's comparable store sales for May 2008 decreased 14 percent compared with a 3 percent decrease for May 2007.

Comparable store sales by division for May 2008 were as follows:

  Gap North America: negative 7 percent versus negative 7 percent last year
  Banana Republic North America: negative 5 percent versus positive 3 percent last year
  Old Navy North America: negative 25 percent versus negative 3 percent last year
  International: flat versus flat last year

"We were pleased that merchandise margins in May were significantly above last year," said Sabrina Simmons, chief financial officer of Gap Inc.  "However, Old Navy continues to be our biggest challenge. As we have stated, we are working to rebalance Old Navy's mix of fashion and seasonal basic items, and expect to see improvements in the assortments by late fall."

Year-to-date net sales were $4.47 billion for the seventeen weeks ended May 31, 2008, a decrease of 6 percent compared with net sales of $4.74 billion for the seventeen weeks ended June 2, 2007. The company's year-to-date comparable store sales decreased 12 percent compared with a 4 percent decrease in the prior year.

For more detailed information regarding the company's May 2008 sales, please call 1-800-GAP-NEWS to listen to Gap Inc.'s monthly sales recording. International callers may call 706-634-4421.

June Sales

The company will report June sales on July 10, 2008.

Investor Relations:

Evan Price

415-427-2161

Media Relations:

Kris Marubio

415-427-1798